Exhibit 99.1

Annual General Meeting of Holders of Common Shares
of
ALMADEN MINERALS LTD.
(the "Issuer")

held on June 29, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 7	Carried	18,703,671	53,500
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	18,701,944	55,227
(b) Morgan Poliquin	Elected	18,702,044	55,127
(c) John (Jack) McCleary	Elected	18,702,521	54,650
(d) Gerald G. Carlson	Elected	18,702,521	54,650
(e) Joseph Montgomery	Elected	18,708,521	48,650
(f) Mark T. Brown	Elected	14,790,077	3,967,094
(g) William J. Worrall	Elected	18,708,521	48,650
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	18,740,301	16,870

Dated at Vancouver, B.C., this 29th day of June, 2016.

ALMADEN MINERALS LTD.

Per:
"Morgan Poliquin"
_______________________
Morgan Poliquin
President and CEO